Mail Stop 6010

      December 1, 2006

Dr. Anthony Armini
President and Chief Executive Officer
Implant Sciences Corporation
107 Audubon Road
Wakefield, MA 01880

      Re:	Implant Sciences Corporation
	Response Letter Submitted on November 17, 2006
	File No. 333-129911

Dear Dr. Armini:

      We have limited our review of your response letter to the issues we have addressed in our comments below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to comment 1 in your letter dated
November 17, 2006 and are unable to agree with your analysis. Renegotiation of terms after a registration statement is on file is not permitted unless you withdraw the registration statement first.
Please revise your registration statement to include appropriate risk factor disclosure regarding any potential liability you may have for any violation of Section 5.

2. We reissue the second part of our prior comment 1 which asked that you also explain in your filing how Laurus Master Fund acquired all the shares that are being registered and that were previously held by a number of selling shareholders.

3. We reissue prior comment 2 which asked that you revise the disclosure throughout your filing to clarify that there is now only one selling shareholder and to delete references to "selling shareholders."

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3800 with any other questions.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  	David Selengut, Esq.
	Sarah Williams, Esq.
      Ellenoff Grossman & Schole LLP
      (via facsimile)
Dr. Anthony Armini
Implant Sciences Corporation
December 1, 2006
Page 2